SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2016
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 3Q16 results

São Paulo, November 10, 2016 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its 3Q16 results. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2015.

SBSP3: R$ 30.25/share SBS: US$ 8.89 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 20.7 billion Closing quote: 11/10/2016

1. Financial highlights

												R$ million
		3	Q16		3Q15 Chg. (R$)%			9	M16	9M15 Chg. (R$)%
	Gross operating revenue	2,854.1			2,327.2	526.9	22.6	8,148.2		6,378.9	1,769.3	27.7
	Construction revenue	1,097.8			1,015.2	82.6	8.1	2,620.2		2,508.5	111.7	4.5
	COFINS and PASEP taxes	206.1			145.4	60.7	41.7	556.2		398.9	157.3	39.4
(=)	Net operating revenue	3,745.8			3,197.0	548.8	17.2	10,212.2		8,488.5	1,723.7	20.3
	Costs and expenses	1,615.5			1,570.8	44.7	2.8	5,147.9		3,825.1	1,322.8	34.6
	Construction costs	1,073.5			993.0	80.5	8.1	2,563.2		2,454.6	108.6	4.4
	Equity result	0.5			(1.3)	1.8	-	2.3		(0.4)	2.7	(675.0)
	Other operating revenue (expenses), net	6.3			54.3	(48.0)	(88.4)	27.9		98.1	(70.2)	(71.6)
(=)	Earnings before financial result, income tax and social contribution	1,063.6			686.2	377.4	55.0	2,531.3		2,306.5	224.8	9.7
	Financial result	(176.8)			(1,539.4)	1,362.6	(88.5)	536.1		(2,369.7)	2,905.8	(122.6)
(=)	Earnings before income tax and social contribution	886.8			(853.2)	1,740.0	(203.9)	3,067.4		(63.2)	3,130.6	(4,953.5)
	Income tax and social contribution	312.9			(273.1)	586.0	(214.6)	1,067.2		(138.5)	1,205.7	(870.5)
(=)	Net income	573.9			(580.1)	1,154.0	(198.9)	2,000.2		75.3	1,924.9	2,556.3
	Earnings per share* (R$)	0.84		-	0.85			2.93		0.11
	* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

												R$ million
		3	Q16	3Q15 Chg. (R$)%			9	M16	9	M15	Chg. (R$)%
	Net income	573.9		(580.1)	1,154.0	(198.9)	2,000.2		75.3		1,924.9	2,556.3
	Income tax and social contribution	312.9		(273.1)	586.0	(214.6)	1,067.2		(138.5)		1,205.7	(870.5)
	Financial result	176.8		1,539.4	(1,362.6)	(88.5)	(536.1)		2,369.7		(2,905.8)	(122.6)
	Other operating revenues (expenses), net	(6.3)		(54.3)	48.0	(88.4)	(27.9)		(98.1)		70.2	(71.6)
(=)	Adjusted EBIT*	1,057.3		631.9	425.4	67.3	2,503.4		2,208.4		295.0	13.4
	Depreciation and amortization	280.2		271.3	8.9	3.3	859.1		808.7		50.4	6.2
(=)	Adjusted EBITDA **	1,337.5		903.2	434.3	48.1	3,362.5		3,017.1		345.4	11.4
	(%) Adjusted EBITDA margin	35.7		28.3			32.9		35.5

(*) Adjusted EBIT is net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 3Q16, net operating revenue, including construction revenue, reached R$ 3.7 billion; a 17.2% increase compared to the same period of 2015.

Costs and expenses, including construction costs, totaled R$ 2.7 billion, 4.9% higher than 3Q15. Adjusted EBIT, in the amount of R$ 1,057.3 million, grew 67.3% from R$ 631.9 million recorded in 3Q15. Adjusted EBITDA, in the amount of R$ 1,337.5 million, increased 48.1% from R$ 903.2 million recorded in 3Q15 (R$ 4,319.6 million in the last 12 months).

The adjusted EBITDA margin was 28.3% in 3Q15 and 35.7% in 3Q16 (32.2% in the last 12 months). Excluding construction revenues and construction costs, the adjusted EBITDA margin was 49.6% in 3Q16 (40.4% in 3Q15 and 42.5% in the last 12 months).

In 3Q16 the Company recorded a net income of R$ 573.9 million, in comparison to a loss of R$ 580.1 million in 3Q15.

2. Gross operating revenue

Gross operating revenue from water and sewage, not including construction revenue, totaled R$ 2.9 billion, an increase of R$ 526.9 million or 22.6%, when compared to the R$ 2.3 billion recorded in 3Q15.

The main factors that led to this variation were:

  Tariff increase of 8.4% since May 2016;
  Increase of 4.7% in the Company’s total billed volume (4.5% in water and 4.9% in sewage); and
  In 3Q15 there was the bonus granted within the Water Consumption Reduction Incentive Program, concluded in April 2016, in the amount of R$ 248.8 million.

The increase resulting from the above factors was partially offset by the suspension in April 2016 of the Contingency Tariff, in the amount of R$ 144.8 million in 3Q15.

3. Construction revenue

Construction revenue increased R$ 82.6 million or 8.1%, when compared to the same period of the previous year. The variation was mainly due to higher investments in the municipalities served by the Company.

4. Billed volume

The following tables show the water and sewage billed volume, quarter-on-quarter and 9-month basis, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1)PER CUSTOMER CATEGORY - million m3
			Water				Sewage		Water + Sewage
Category	3	Q16	3	Q15%	3	Q16	3	Q15%	3	Q16	3	Q15%
Residential	377.6		363.1	4.0	321.0		306.1	4.9	698.6		669.2	4.4
Commercial	40.3		39.6	1.8	38.5		37.8	1.9	78.8		77.4	1.8
Industrial	8.0		8.0	-	9.5		9.6	(1.0)	17.5		17.6	(0.6)
Public	10.2		9.6	6.3	9.0		8.4	7.1	19.2		18.0	6.7
Total retail	436.1		420.3	3.8	378.0		361.9	4.4	814.1		782.2	4.1
Wholesale (3)	58.4		52.8	10.6	7.9		5.8	36.2	66.3		58.6	13.1
Total	494.5		473.1	4.5	385.9		367.7	4.9	880.4		840.8	4.7
	9	M16	9	M15%	9	M16	9	M15%	9	M16	9	M15%
Residential	1,135.6		1,090.1	4.2	961.4		916.0	5.0	2,097.0		2,006.1	4.5
Commercial	121.7		119.5	1.8	115.7		113.4	2.0	237.4		232.9	1.9
Industrial	23.7		24.5	(3.3)	28.8		29.2	(1.4)	52.5		53.7	(2.2)
Public	30.5		30.8	(1.0)	26.8		24.8	8.1	57.3		55.6	3.1
Total retail	1,311.5		1,264.9	3.7	1,132.7		1,083.4	4.6	2,444.2		2,348.3	4.1
Wholesale (3)	167.1		164.9	1.3	21.1		18.3	15.3	188.2		183.2	2.7
Total	1,478.6		1,429.8	3.4	1,153.8		1,101.7	4.7	2,632.4		2,531.5	4.0

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3

	Water				Sewage				Water + Sewage
Region	3	Q16	3	Q15%	3	Q16	3	Q15%	3	Q16	3	Q15%
Metropolitan	283.5		271.6	4.4	246.8		235.7	4.7	530.3		507.3	4.5
Regional (2)	152.6		148.7	2.6	131.2		126.2	4.0	283.8		274.9	3.2
Total retail	436.1		420.3	3.8	378.0		361.9	4.4	814.1		782.2	4.1
Wholesale (3)	58.4		52.8	10.6	7.9		5.8	36.2	66.3		58.6	13.1
Total	494.5		473.1	4.5	385.9		367.7	4.9	880.4		840.8	4.7
	9	M16	9	M15%	9	M16	9	M15%	9	M16	9	M15%
Metropolitan	846.0		806.6	4.9	735.1		698.2	5.3	1,581.1		1,504.8	5.1
Regional (2)	465.5		458.3	1.6	397.6		385.2	3.2	863.1		843.5	2.3
Total retail	1,311.5		1,264.9	3.7	1,132.7		1,083.4	4.6	2,444.2		2,348.3	4.1
Wholesale (3)	167.1		164.9	1.3	21.1		18.3	15.3	188.2		183.2	2.7
Total	1,478.6		1,429.8	3.4	1,153.8		1,101.7	4.7	2,632.4		2,531.5	4.0
(1) Unaudited
(2) Including coastal and interior region
(3) Reused water volume and non-domestic sewage are included in

5. Costs, administrative, selling and construction expenses

In 3Q16, costs, administrative, selling and construction expenses, grew 4.9% (R$ 125.2 million). Excluding construction costs, total costs and expenses increased by 2.8% (R$ 44.7 million).

As a percentage of net revenue, costs and expenses were 80.2% in 3Q15 and 71.8% in 3Q16.

										R$ million
	3	Q16	3Q15 Chg. (R$)%			1	H16	1H15 Chg. (R$)%
Salaries and payroll charges and Pension plan obligations	292.3		552.0	(259.7)	(47.0)	1,488.0		1,615.3	(127.3)	(7.9)
General supplies	45.6		42.0	3.6	8.6	124.5		133.7	(9.2)	(6.9)
Treatment supplies	64.0		62.9	1.1	1.7	205.3		198.8	6.5	3.3
Services	347.1		296.6	50.5	17.0	945.8		862.5	83.3	9.7
Electricity	224.7		220.0	4.7	2.1	707.9		587.4	120.5	20.5
General expenses	249.3		144.5	104.8	72.5	640.6		247.7	392.9	158.6
Tax expenses	22.6		19.6	3.0	15.3	66.5		57.9	8.6	14.9
São Paulo state government reimbursement	-		-	-	-	-		(696.3)	696.3	-
Sub-total	1,245.6		1,337.6	(92.0)	(6.9)	4,178.6		3,007.0	1,171.6	39.0
Depreciation and amortization	280.2		271.3	8.9	3.3	859.1		808.7	50.4	6.2
Allowance for doubtful accounts	89.7		(38.1)	127.8	(335.4)	110.2		9.4	100.8	1,072.3
Sub-total	369.9		233.2	136.7	58.6	969.3		818.1	151.2	18.5
Costs, administrative and selling expenses	1,615.5		1,570.8	44.7	2.8	5,147.9		3,825.1	1,322.8	34.6
Construction costs	1,073.5		993.0	80.5	8.1	2,563.2		2,454.6	108.6	4.4
Costs, adm., selling and construction expenses	2,689.0		2,563.8	125.2	4.9	7,711.1		6,279.7	1,431.4	22.8
% of net revenue	71.8		80.2			75.5		74.0

5.1. Salaries and payroll charges and Pension plan obligations

There was a decrease of R$ 259.7 million in 3Q16, mainly due to:

•         Decrease of R$ 307.4 million due to the migration of 3,572 participants from the Defined Benefit Plan (G1) to the Defined Contribution Plan (Sabesprev Mais), generating an advance decrease of R$ 334.2 million in the actuarial deficit, offset by the extraordinary contribution and incentive of R$ 26.8 million;

The above decrease was partly compensated by the following factors:

•         Increase of R$ 24.1 million due to the application of a 10.03% salary adjustment in May 2016;

•         Increase of R$ 13.7 million in provision for severance pay (TAC); and

•         R$ 8.8 million rise in provisions for supplementary payments for retirement plans and pensions under the G0 Plan, due to changes in actuarial assumptions.

 5.2. Services

Services expenses, in the amount of R$ 347.1 million, grew R$ 50.5 million or 17.0%, in comparison to R$ 296.6 million in 3Q15. The main items that led to this increase were:

•         Advertising campaigns amounting to R$ 14 million;

•         Maintenance of networks and sewage connections, amounting to R$ 11.7 million;

•         Cost of leasing power generator machines for transferring water from the Rio Grande to the Taiaçupeba reservoir, at a cost of R$ 6.7 million;

•         Reading water meters and delivering bills, R$ 4.5 million; and

•         Surveillance contract, R$ 3.4 million.

5.3. Electricity

Electricity expenses totaled R$ 224.7 million in 3Q16, an increase of R$ 4.7 million or 2.1% in comparison to the R$ 220.0 million in 3Q15. The main factors that contributed to this increase were:

•         Average increase of 12.0% in the free market tariffs, with an 8.5% increase in consumption;

•         Average increase of 2.7% in the grid market tariff (TUSD), with a 7.4% decrease in consumption; and

•         Average fall of 8.6% in the regulated market tariffs, with consumption remaining stable.

In 3Q16, the regulated market accounted for 37.1% of the total electricity consumed by the Company, the free market accounted for 33.7% and the grid market accounted for 29.2% of total consumption.

5.4. General expenses

General expenses increased R$ 104.8 million, totaling R$ 249.3 million in 3Q16, versus the R$ 144.5 million recorded in 3Q15, mainly due to:

•         Provision of R$ 38.1 million concerning the agreement entered into with EMAE – Empresa Metropolitana de Águas e Energia;

•         R$ 21.1 million increase in provisioning for court proceedings;

•         Higher provision for the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$ 21.8 million, as a result of the increase in revenues with the municipality of São Paulo; and

•         Reversal of provision in 3Q15, amounting to R$ 17.9 million, due to the recovery of money from the São Paulo State Government (GESP), due to employees assignment.

5.5. Tax expenses

Increase of R$ 3.0 million, largely due to the increase in the Municipal Property Tax (IPTU) in 2016, related to the properties in São Paulo.

5.6. Depreciation and amortization

R$ 8.9 million increase or 3.3%, reaching R$ 280.2 million in 3Q16 in comparison to the R$ 271.3 million recorded in 3Q15, largely due to the beginning of operations of intangible assets, in the amount of R$ 2.2 billion.

5.7. Allowance for doubtful accounts

R$ 127.8 million increase, due mainly to:

•         Increase in the write-offs, net of recoveries, amounting to R$ 39.5 million;

•         Increase in delinquency, generating a supplement of 49.5 million; and

•         Reversal of R$ 70.5 million in the provision for losses with municipalities in 3Q15.

This increase was partially offset by the increased receipt of court-ordered debt payments, especially from the city of Guarulhos, amounting to R$ 31.6 million.

6. Other operating revenues (expenses), net

Other net operational revenues and expenses reported a negative variation of R$ 48.0 million, mainly due to the following non-recurring events in 3Q15:

•         Receipt of R$ 22.1 million from REAGUA - Programa Estadual de Apoio à Recuperação de Águas (State Program to Support Water Recovery);

•         Sale of properties for R$ 16.6 million; and

•         Sale of surplus electricity for R$ 4 million.

7. Financial result

						R$ million
	3	Q16	3	Q15	Chg.	%
Financial expenses, net of income	(91.7)		(105.6)		13.9	(13.2)
Net monetary and exchange variation	(85.1)		(1,433.8)		1,348.7	(94.1)
Financial result	(176.8)		(1,539.4)		1,362.6	(88.5)

7.1. Financial income and expenses

						R$ million
	3	Q16	3	Q15	Chg.	%
Financial expenses
Interest and charges on international loans and financing	(28.5)		(39.2)		10.7	(27.3)
Interest and charges on domestic loans and financing	(80.5)		(80.9)		0.4	(0.5)
Other financial expenses	(49.2)		(50.4)		1.2	(2.4)
Total financial expenses	(158.2)		(170.5)		12.3	(7.2)
Financial income	66.5		64.9		1.6	2.5
Financial expenses net of income	(91.7)		(105.6)		13.9	(13.2)

Decrease of R$ 13.9 million, mainly because of lower costs for interest and charges on external loans and financing, which fell by R$ 10.7 million due to lower debt balances due to the devaluation of the dollar and the yen at the close of 3Q16, against 3Q15 (-18.3% and -3.3%, respectively).

7.2. Monetary and exchange rate variation on assets and liabilities

						R$ million
	3	Q16	3	Q15	Chg.	%
Monetary variation on loans and financing	(24.4)		(25.9)		1.5	(5.8)
Currency exchange variation on loans and financing	(79.2)		(1,448.9)		1,369.7	(94.5)
Other monetary variations	(9.1)		(18.6)		9.5	(51.1)
Monetary/exchange rate variation on liabilities	(112.7)		(1,493.4)		1,380.7	(92.5)
Monetary/exchange rate variation on assets	27.6		59.6		(32.0)	(53.7)
Monetary/exchange rate variation, net	(85.1)		(1,433.8)		1,348.7	(94.1)

7.2.1 Monetary and exchange rate variation on liabilities

The effect of unfavorable monetary and currency variations in 3Q16 was R$ 1,380.7 million less than in 3Q15, in particular:

•         A positive variation of R$ 1,369.7 million in the cost of currency variations on loans and financing, due to the lower appreciation of the dollar and the yen against the Real in 3Q16 (1.1% and 2.7%, respectively), compared with their appreciation in 3Q15 (28.1% and 30.5%, respectively); and

•         Decrease in the cost of other monetary variations by R$ 9.5 million, principally due to lower provisioning for court proceedings in 3Q16.

7.2.2 Monetary and exchange rate variation on assets

A decrease of R$ 32 million, mainly due to the non-recurring monetary adjustment of the agreement with the municipality of Santos in 3Q15.

8. Income tax and social contribution

Grew R$ 586.0 million, due to the increase in taxable income in 3Q16, when compared to 3Q15.

9. Indicators

9.1. Operating

The volume of water produced remained with an upward trend in the quarter and had an increase of 9.1%. In the year, the increase was of 9.4%.

Concerning the water losses, it's possible to observe that the loss regarding the micro-measurement (IPM) increased from 28.3% in 3Q15 to 31.4% in 3Q16. The figure of the 3Q15 was influenced not only by loss control initiatives, but also by the demand management, resulting from the water crisis and the consequent need to reduce the pressure on the network. It is worth remembering that this measurement considers the average of the last 12 months.

Operating indicators *	3Q16	3 Q15%
Water connections (1)	8,595	8,366	2.7
Sewage connections (1)	7,036	6,806	3.4
Population directly served - water (2)	25.7	25.5	0.8
Population directly served - sewage (2)	23.2	22.7	2.2
Number of employees	14,172	14,056	0.8
Water volume produced in the quarter(3)	671	615	9.1
Water volume produced in 9M (3)	2,007	1,834	9.4
IPM - Measured water loss (%)	31.4	28.3	11.0
IPDt (liters/connection x day)	299	261	14.6
(1) Total connections, active and inactive, in thousand units at the end of the period
(2) In million inhabitants, at the end of the period. Not including wholesale
(3) In millions of cubic meters
(*) Unaudited

9.2. Financial

Economic Indexes * (quarter end)	3Q16	3Q15
Accumulated Amplified Consumer Price Index (%)	1.04	1.39
Accumulated Referential Rate (%)	0.58	0.61
Interbank Deposit Certificate (%)	14.13	14.13
US DOLAR (R$)	3.2462	3.9729
YEN (R$)	0.03207	0.03316
(*) Unaudited

10. Loans and financing

In October 2016, the Company raised a foreign loan of US$ 150 million, for a term of 3 years, with interest at a margin of 4.5% p.a. over the 3-month LIBOR rate. Interest on the loan will be payable quarterly, and capital repayments will be six-monthly after an 18-month grace period. The proceeds of the loan were used to settle the Eurobond 2016 issue, for a total of US$ 140 million, and other debts maturing in 2016.

								R$ million
							2022 Onwards
INSTITUTION	2016	2017	2018	2019	2020	2021		Total

Local currency
Caixa Econômica Federal	13.8	58.2	62.2	64.0	66.2	69.6	791.7	1,125.7
Debentures	43.2	595.3	887.7	998.3	415.4	196.5	429.2	3,565.6
BNDES	21.3	85.3	87.3	90.0	72.2	71.7	354.0	781.8
Leasing	3.6	26.1	27.4	28.8	30.3	32.0	402.7	550.9
Others	0.2	0.7	1.4	1.4	1.4	1.4	5.3	11.8
Interest and other charges	59.7	67.4	-	-	-	-	-	127.1
Total in local currency	141.8	833.0	1,066.0	1,182.5	585.5	371.2	1,982.9	6,162.9
Foreign currency
IADB	86.0	147.2	106.4	106.4	106.4	106.4	1,143.4	1,802.2
IBRD	-	-	-	8.2	16.4	16.4	205.2	246.2
Eurobonds	454.5	-	-	-	1,132.7	-	-	1,587.2
JICA	0.0	71.5	72.9	118.1	118.1	118.1	1,297.1	1,795.8
BID 1983AB	-	77.7	77.0	57.4	55.5	25.0	47.7	340.3
Interest and other charges	48.3	6.0	-	-	-	-	-	54.3
Total in foreign currency	588.8	302.4	256.3	290.1	1,429.1	265.9	2,693.4	5,826.0
Total	730.6	1,135.4	1,322.3	1,472.6	2,014.6	637.1	4,676.3	11,988.9

11. Capex

In the third quarter of 2016, the Company invested R$ 1.1 billion, totaling R$ 2.7 billion in the first nine months of 2016.

12. Conference calls

In Portuguese	In English
November 11, 2016	November 11, 2016
6:30 am (US EST) / 9:30 am (Brasília)	8:00 am (US EST) / 11:00 am (Brasília)
Dial in: 55 (11) 3127-4971 or	Dial in: 1 (412) 317-5486
55 (11) 3728-5971	Conference ID: Sabesp
Conference ID: Sabesp

Replay available for 7 days	Replay available for 7 days
Dial in: 55 (11) 3127-4999	Dial in: 1(412) 317-0088
Replay ID: 53766646	Replay ID: 10092615

Click here to access the webcast	Click here to access the webcast

For more information, please contact:

Mario Arruda Sampaio
Head of Capital Markets and Investor Relations
Phone.(55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Investor Relations Manager
Phone.(55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law		R$ '000
	3Q16	3Q15
Net Operating Income	3,745,807	3,196,992
Operating Costs	(2,236,740)	(2,261,459)
Gross Profit	1,509,067	935,533
Operating Expenses
Selling	(234,226)	(109,709)
Administrative revenue (expenses)	(218,041)	(192,637)
Other operating revenue (expenses), net	6,264	54,315
Operating Income Before Shareholdings	1,063,064	687,502
Equity Result	525	(1,375)
Earnings Before Financial Results, net	1,063,589	686,127
Financial, net	(97,717)	(90,482)
Exchange gain (loss), net	(79,093)	(1,448,928)
Earnings before Income Tax and Social Contribution	886,779	(853,283)
Income Tax and Social Contribution
Current	(243,481)	(674)
Deferred	(69,411)	273,813
Net Income (loss) for the period	573,887	(580,144)
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	0.84	(0.85
Depreciation and Amortization	(280,217)	(271,311
Adjusted EBITDA	1,337,542	903,123
% over net revenue	35.7%	28.2

Net Operating Income Breakdown		R$ '000
	3Q16	3Q15
Gross operating income	3,951,882	3,342,404
Water suply - retail	1,484,426	1,257,278
Water suply - wholesale	25,138	26,644
Sewage collection and treatment	1,290,092	998,435
Sewage collection and treatment - wholesale	9,783	5,615
Construction revenue - water	770,619	732,144
Construction revenue - sewage	327,180	283,094
Other services	44,644	39,194
Gross sales deductions (Cofins/Pasep)	(206,075)	(145,412
Net operating income	3,745,807	3,196,992

Balance Sheet
Brazilian Corporate Law		R$ ' 000
ASSETS	09/30/2016	12/31/2015
Current assets
Cash and cash equivalents	1,415,465	1,639,214
Trade receivables	1,465,317	1,326,972
Related parties and transactions	157,091	156,155
Inventories	51,886	64,066
Restricted cash	18,429	29,156
Currrent recoverable taxes	12,584	77,828
Other receivables	97,959	156,942
Total current assets	3,218,731	3,450,333

Noncurrent assets
Trade receivables	163,857	182,616
Related parties and transactions	714,210	715,952
Escrow deposits	75,366	76,663
Deferred income tax and social contribution	149,023	128,242
Water National Agency – ANA	82,895	88,368
Other receivables	123,215	140,676

Equity investments	29,370	28,105
Investment properties	58,534	56,957
Intangible assets	30,366,200	28,513,626
Property, plant and equipment	309,111	325,076
Total noncurrent assets	32,071,781	30,256,281

Total assets	35,290,512	33,706,614

LIABILITIES AND EQUITY	09/30/2016	12/31/2015
Current liabilities
Trade payables	257,166	248,158
Borrowings and financing	1,714,327	1,526,262
Accrued payroll and related charges	420,020	347,976
Taxes and contributions	169,604	107,295
Dividends and interest on capital payable	99	127,441
Provisions	721,229	631,890
Services payable	378,831	387,279
Public-Private Partnership – PPP	34,939	33,255
Program Contract Commitments	107,180	228,659
Other liabilities	83,938	102,101
Total current liabilities	3,887,333	3,740,316

Noncurrent liabilities
Borrowings and financing	10,274,629	11,595,338
Deferred Cofins and Pasep	137,041	132,921
Provisions	436,587	450,324
Pension obligations	2,926,494	2,832,216
Public-Private Partnership – PPP	1,872,794	1,001,778
Program Contract Commitments	67,663	92,055
Other liabilities	163,684	145,060
Total noncurrent liabilities	15,878,892	16,249,692

Total liabilities	19,766,225	19,990,008

Equity
Paid-up capital	10,000,000	10,000,000
Profit reserve	4,058,535	4,069,988
Other comprehensive income	(534,455)	(353,382
Retained earnings	2,000,207	-
Total equity	15,524,287	13,716,606

Total equity and liabilities	35,290,512	33,706,614

Cash Flow
Brazilian Corporate Law		R$ '000
	Jan-Sep	Jan-Sep
	2016	2015
Cash flow from operating activities
Profit before income tax and social contribution	3,067,389	(63,187)
Adjustment for:
Depreciation and amortization	859,055	808,706
Residual value of property, plant and equipment and intangible assets written-off	7,211	18,214
Allowance for doubtful accounts	110,181	9,389
Provision and inflation adjustment	207,313	(116,292)
Pension obligations - curtailment	(334,152)	-
Interest calculated on loans and financing payable	352,665	357,306
Inflation adjustment and foreign exchange gains (losses) on loans and financing	(754,853)	2,247,653
Interest and inflation adjustment losses	21,434	17,469
Interest and inflation adjustment gains	(69,272)	(36,514)
Financial charges from customers	(158,219)	(199,994)
Margin on intangible assets arising from concession	(57,006)	(53,881)
Provision for Consent Decree (TAC)	12,229	(17,916)
Equity result	(2,278)	376
Provision from São Paulo agreement	19,089	8,012
Provision for defined contribution plan	235	5,908
Pension obligations	288,352	246,346
Other adjustments	(6,466)	(13,731)
GESP Agreement	-	(696,283)
	3,562,907	2,521,581
Changes in assets
Trade accounts receivable	(28,316)	17,731
Accounts receivable from related parties	(3,597)	15,364
Inventories	13,385	9,366
Recoverable taxes	65,244	82,671
Escrow deposits	31,740	25,696
Other accounts receivable	88,705	(26)
Changes in liabilities
Trade payables and contractors	(9,720)	(31,968)
Services received	(27,537)	1,296
Accrued payroll and related charges	59,815	27,050
Taxes and contributions payable	(106,825)	15,776
Deferred Cofins/Pasep	4,120	3,428
Provisions	(131,711)	(97,359)
Pension obligations	(134,274)	(126,555)
Other liabilities	5,144	(71,732)

Cash generated from operations	3,389,080	2,392,319

Interest paid	(535,299)	(521,566)
Income tax and contribution paid	(824,946)	(17,743)

Net cash generated from operating activities	2,028,835	1,853,010

Cash flows from investing activities
Acquisition of intangibles	(1,432,336)	(1,856,910)
Restricted cash	10,727	(9,581)
Dividends received	-	1,526
Purchases of tangible assets	(23,313)	(21,902)
Net cash used in investing activities	(1,444,922)	(1,886,867)

Cash flow from financing activities
Loans and financing
Proceeds from loans	493,863	684,586
Repayments of loans	(968,124)	(1,219,588)
Payment of interest on shareholders'equity	(139,399)	(202,108)
Public-Private Partnership – PPP	(22,865)	(17,169)
Program Contract Commitments	(171,137)	(44,922)
Net cash generated by (used in) financing activities	(807,662)	(799,201)

Cash reduce and cash equivalents	(223,749)	(833,058)

Represented by:
Cash and cash equivalents at beginning of the period	1,639,214	1,722,991
Cash and cash equivalents at end of the period	1,415,465	889,933
Cash reduce and cash equivalents	(223,749)	(833,058)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 11, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.